FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ONDEO

Paris, 10 July 2002

Press release

Ondeo (SUEZ) consolidates its leadership on the North American water market by taking over the Azurix contracts in Mexico

Cancun : US$1.5 billion in total revenue and immediately earnings-accretive

ASIM, Ondeo's 50:50 joint venture with Peñoles (BAL Group), has taken over the contracts held by Azurix in Mexico, bringing population served in this country to 7.5 million. The agreement covers a concession contract in Cancun, a services contract for a quarter of Mexico City and three BOT contracts in León, Torreón and Matamoros. The acquisitions, which are financed in local currency, cost approximately US$93 million. The Cancun contract, for which 60% of future revenue is backed by US$, will immediately be earnings-accretive.

In Cancun, ASIM will manage the water and wastewater services for this coastal city which has a population of 430,000 and welcomes 3.5 million tourists each year. In Mexico City, Ondeo and Peñoles will double their market share by providing customer management and water networks maintenance services to almost 5 million inhabitants – more than half of the city's population.

Water is a major development issue in Mexico, where most large cities are located in areas with limited natural water resources. This take-over is thus a powerful lever for Ondeo to develop its business in the region.

Cancun Concession

In taking over Azurix's stake in Desarollos Hidraulicos de Cancun (DHC), ASIM becomes the operator of the water concession for Cancun's water and wastewater services. Signed in 1993 the contract runs for a period of 30 years.

The concession contract covers the production and supply of drinking water as well as the collection and treatment of wastewater for the towns of Benito Juarez (Cancun) and Isla Mujeres. Three major objectives are at stake: extending the drinking water distribution service to the outlying districts, improving the invoice recovery rate, and guaranteeing an optimum quality of service in order to support the high growth of the hotel business in the region.

Extensively represented in Cancun, the hotel industry makes up 60% of the concession's income. The city plays host to 3.5 million tourists per year, mainly from the United States and Canada.

SUEZ

Mexico City Contract
In Mexico City, ASIM has acquired Azurix's participation in IACMEX (Industrias del Agua de la Cuidad de Mexico), holder of a water and wastewater services contract (customer services and network maintenance) for the central district of the Mexican capital (2 million inhabitants). Ondeo and Peñoles already hold a services contract for a quarter of Mexico City (2,8 million inhabitants). With this new contract, they double their share of the local market and now serve almost 5 of the city's 8.6 million inhabitants.

BOT contracts
The agreement also includes the take-over of stakes in three BOT contracts (Build, Operate, Transfer) to finance, construct and operate facilities in three municipalities: a sewage plant in León (1.1 million inhabitants); a sewage lagoon in Torreón (1 million inhabitants); and a sewage plant inside an industrial park in Matamoros.

The five Azurix contracts mentioned above represent a total of US$70 million in annual revenue.

Ondeo in North America
In 2001, Ondeo had sales worth US$2.2 billion in North America, in water and wastewater services (with United Water), services for industrial customers (with Ondeo Nalco), and the design and construction of water treatment facilities (with Degrémont), representing a 10% growth compared to 2000. The Mexican contracts represent an important step toward consolidating Ondeo's leadership in North America, the second largest market after Europe and a key focus for growth for both Ondeo and SUEZ.

Through public-private partnerships, Ondeo and its subsidiary United Water manage five of the seven largest operation and maintenance (O&M) contracts in water services in North America: Puerto Rico, Jersey City, Atlanta, Indianapolis and Milwaukee. The Halifax contract won at the end of May represents the largest wastewater engineering, construction and management contract in North America.

*****

Note to editors

SUEZ is one of the world's premier services group, active in Energy, Water and Waste Services. With 190,000 employees at work in 130 countries, the group generated revenues of more than €42.4 billion in 2001, 54.6% of which were realised on the international markets. SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Ondeo, the Water division of SUEZ, is the world's premier water-related solutions provider. With these new Mexican contracts, Ondeo supplies 125 million people with water and wastewater, provides services to 60,000 industrial customers and has built more than 10,000 water treatment plants worldwide. Ondeo manages 7 of the 10 largest water and wastewater management contracts in the world: in Buenos Aires, West Manila, Santiago, Porto Rico, Casablanca, West Djakarta and Barcelona.

Peñoles (Industrias Peñoles, S.A. de C.V.), is a mining group with integrated businesses in smelting and refining non-ferrous metals, and producing inorganic chemicals. Peñoles is the world's top producer of refined silver, metallic bismuth and sodium sulphate, the leading Latin American producer of refined lead and zinc, and Mexico's largest refined gold producer. Its mission is to add value to non-renewable resources in a sustainable manner. The company was founded in 1887 and its shares have traded in the Mexico Stock Exchange since 1968. Peñoles is part of the BAL Group, a privately held diversified group of independent companies that includes department stores, insurance, individual retirement funds, financial services and agribusiness.

ASIM (Aguas, Servicios e Inversiones de México – *Mexican Water, Services and Investments*), is the 50/50 joint venture held by Ondeo and the Mexican group BAL/Penoles and represents the activities of Ondeo Services in Mexico.

www.ondeo.com

Press contact Luan Greenwood +33 (0)1.58.18.44.17

SUEZ continues strong growth in the North American water market

Ondeo revenues North America :

2001 revenues: 2.2 billion USD
total value of contracts signed in 2002 : 710 million USD*

=> + 30 % progression for 1st semester 2002 compared to 2001
(*full year equivalent)

After Ondeo's recent successes in **Porto Rico** (the largest O&M contract ever awarded in the water sector) and in **Halifax** (the largest water-related DBO contract ever awarded in North America) **Ondeo announces the takeover of Azurix's assets in Mexico.**

The water services sector in North America today offers significant growth opportunities to private companies. For the first six-month period of 2002, Ondeo has demonstrated its ability to seize these opportunities, continuing strong growth for the North American market: + 30% on a full-year equivalent basis compared to 2001.

The Mexican contracts are a key step towards consolidating Ondeo's leadership in North America, which represents the second priority market after Europe, and a key focus for growth for both Ondeo and SUEZ.

With the Mexican contracts, Ondeo supplies 125 million people with water and wastewater services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : July 11, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.